     Form 51–102F3 Material Change Report

Item 1	Name and Address of Company

American Bonanza Gold Corp.
Suite 1606 – 675 West Hastings Street
Vancouver, BC V6B 1N2

Telephone: (604) 699-0023

Item 2	Date of Material Change

May 31, 2005

Item 3	News Release

On June 2, 2005, a news releases was issued and distributed through CCN Matthews (Canada and U.S. disclosure package) and Canada Stockwatch and filed with the applicable regulatory authorities via SEDAR.

Item 4	Summary of Material Change

On May 31, 2005, the Issuer closed a transaction with Stonegate Management Limited (“Stonegate”), a company operating at arms length to Bonanza, to revise the terms of a US$1.0 million loan made by Stonegate to Bonanza’s subsidiary, International Taurus Resources Inc., in 2003.

Item 5	Full Description of Material Change

The Issuer announced that it has finalized the renegotiation of the loan with Stonegate on May 31, 2005, previously announced on May 13, 2005. Pursuant to the areement dated as of April 1, 2005 (the “Agreement”) with Stonegate, a company operating at arms length to Bonanza, Stonegate agreed to revise the terms of a US$1.0 million loan made by Stonegate to Bonanza’s subsidiary, International Taurus Resources Inc., in 2003. In connection with the restructuring of the loan, Stonegate also agreed to reduce the net profits interest it holds over Bonanza’s Fenelon project to 2%, down from 6%. In accordance with the terms of the Agreement, Bonanza has repaid US$400,000 of the principal and US$231,813.23 in outstanding interest on the loan through the issue of 1,224,551 common shares. Bonanza has the right to repay the balance of the loan at any time, and must repay the loan upon the earlier of its next equity or debt financing, and December 1, 2005. As additional consideration, Bonanza agreed to extend the expiry of warrants to purchase 600,000 common shares of Bonanza at $1.50 per share held by Stonegate to December 1, 2007. All shares issued pursuant to the transaction will be subject to resale restrictions on a quarterly non- cumulative basis over a 12 month period.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

Giulio T. Bonifacio
Executive Vice-President, Chief Financial Officer, and Secretary
Suite 1606 – 675 West Hastings Street
Vancouver, BC V6B 1N2

Telephone: (604) 699-0023

Item 9	Date of Report

DATED at Vancouver, British Columbia, this 6th day of June, 2005.